

Mail Stop 3030

October 11, 2017

<u>Via E-mail</u>
Daniel P. McGahn
President and Chief Executive Officer
American Superconductor Corporation
64 Jackson Road
Devens, MA 01434

Re: American Superconductor Corporation
Registration Statement on Form S-3
Filed October 3, 2017
File No. 333-220784

Dear Mr. McGahn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 with any questions.

Sincerely,

/s/ Caleb French for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Peter N. Handrinos, Esq.
       Latham & Watkins LLP